Exhibit 12

Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Six Months Ended June 30,	Year Ended December 31,
	2003	2002	2001	2000	1999	1998

	(dollars in thousands, except ratios)
Income (loss) before income taxes and cumulative effect of change in accounting principle, but after minority interest	$244,759	$259,184	($148,207)	$38,689	($79,814)	$64,225
Add:
Portion of rents representative of the interest factor	2,931	5,862	6,007	5,527	5,370	4,698
Interest expense	25,368	45,475	45,719	47,596	50,801	48,819

Income as adjusted	$273,058	$310,521	($96,481)	$91,812	($23,643)	$117,742

Fixed charges:
Interest expense	$25,368	$45,475	$45,719	$47,596	$50,801	$48,819
Preferred dividends	0	0	0	0	497	8,268
Portion of rents representative of the interest factor	2,931	5,862	6,007	5,527	5,370	4,698

Total	$28,299	$51,337	$51,726	$53,123	$56,668	$61,785

Ratio of Earnings to Fixed Charges	9.6	6.0	N/A	1.7	N/A	2.2

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	9.6	6.0	N/A	1.7	N/A	1.9